BB 9/17

Rec'd 8/20/03



SECURIT 03052179 MISSION

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 2 0 2003 DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 49444

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Private Asset Advisors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wittock + Associates

(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

PROCESSED SEP 22 2003 THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 9/17

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

(A) 8/20

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE ASSET ADVISORS, as of ______________________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable):

- __ (a) Facing page.
- __ (b) Statement of Financial Condition.
- __ (c) Statement of Income (Loss).
- __ (d) Statement of Changes in Financial Condition.
- __ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- __ (g) Computation of Net Capital.
- __ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- __ (l) An Oath or Affirmation.
- __ (m) A copy of the SIPC Supplemental Report.
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Private Asset Advisors, Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Fifteen months ended March 31, 2003

Wittock & Associates, P.A.
2770 S. Horseshoe Dr #7
Naples, FL 34104-6147

Wittock & Associates, P.A.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Private Asset Advisors, Inc.
Naples, Florida

We have audited the accompanying balance sheets of Private Asset Advisors, Inc., (a Florida S corporation) as of March 31, 2003 and December 31, 2002 and the related statements of income, accumulated deficit, and cash flows for the periods then ended. These financial statements are the responsibility of Private Asset Advisors, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the Untied State of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Asset Advisors, Inc. as of March 31, 2003 and December 31, 2002, and the results of its operations and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Wittock & Associates, P.A.

Wittock & Associates, P.A.

June 15, 2003

Horseshoe Professional Park • 2770 South Horseshoe Drive • Suite 7 • Naples, Florida 34104
(239) 434-5818 (800) 434-4279 Fax (239) 434-5891

Private Asset Advisors, Inc.

Balance Sheets

	March 31, 2003	December 31, 2002
Assets		
Current Assets:		
Cash	$10,864	$10,815
Commissions receivable	161	331
Advance to stockholder	10.700	10,700
Advance to – affiliate company	361	361
Total Current Assets	22,086	22,207
Automobile, furniture and computer equipment – net	3,213	3,371
Total Assets	$25,299	$25,578

	March 31, 2003	December 31, 2002
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accounts payable	$144	$339
Total Liabilities	144	339
Stockholder's Equity		
Capital stocks, $1 par values; 7,500 shares authorized; 100 shares issued and outstanding	100	100
Additional paid in capital	29,549	29,549
Retained earnings/(accumulated deficit)	(4,494)	(4,410)
Total Stockholder equity	25,155	25,239
Total Liabilities and Stockholder's equity	$25,299	$25,578

Private Asset Advisors, Inc.

Statements of Income

	For the 3 months ending March 31, 2003	For the 12 months ending December 31, 2002
Revenue	$1,659	$64,340
General and Administrative	1,770	14,446
Income from Operations	(111)	49,894
Other Income and (Expenses)		
Interest and dividend income	27	201
Interest Expense	---	---
Total Other Income and (Expenses)	27	201
Net Income	(84)	50,095

Private Asset Advisors, Inc.

Statement of Changes in Retained Earnings/(Accumulated Deficit)

	For the 3 months ending March 31, 2003	For the 12 months ending December 31, 2002
Retained Earnings/(Accumulated Deficit), beginning of year	(4,410)	(3,005)
Net Income	(84)	50,095
Less: Stockholder's dividends	----	(51,500)
Retained Earnings/(Accumulated deficit), end of year	$(4,494)	$(4,410)

Private Asset Advisors, Inc.

Statements of Cash Flow

	For the 3 months ending March 31, 2003	For the 12 months ending December 31, 2002
Cash flows from operating activities:		
Net Income	$(84)	$50,095
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation	158	632
(Increase) decrease assets:		
Commissions receivable	170	449
Increase (decrease) liabilities:		
Accounts payable	(195)	339
Net cash provided by operating activities	49	51,515
Cash flows from financing activities		
Stockholder's dividends	---	(51,500)
Net cash used by financing activities:	---	(51,500)
Net decrease in cash and cash equivalents	49	15
Cash and equivalents, beginning of year	10,815	10,800
Cash and equivalents, end of year	10,864	10,815
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest expense	--	--

Private Asset Advisors, Inc.
Notes to Financial Statements
For the Fifteen months ended March 31, 2003

---

1. Summary of significant Accounting policies

This summary of significant accounting policies of Private Assets Advisors, Inc., (the company), is presented to assist in understanding the accompanying financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which, in the opinion of management, have been consistently applied.

Organization and operations
Private Asset Advisors, Inc. (the company) is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. and the New York Stock Exchange, Inc.

Revenue recognition
Securities transactions and the related revenues and expenses are recorded in the accounts on the settlement date; generally the third business day following the transaction. Revenues and expenses recorded on a trade date basis are not materially different from revenues and expenses recorded on a settlement date basis. Clearing fees include service charges, execution fees and commissions on order flow.

As a broker dealer, the Company places orders with security dealers whom the company represents on a commission basis. The Company does not directly receive payment for or make purchases of securities. Those transactions are made directly with the securities dealers on behalf of the Company's clients. The Company then receives commissions for their representation accordingly.

The shareholder of Private Asset Advisors, Inc. also owns Nichols Financial Group, Inc.. Balances and transactions with this company may not have been eliminated in the accompanying financial statements.

Private Asset Advisors, Inc.

Notes to Financial Statements

For the Fifteen months ended March 31, 2003

1. Summary of significant Accounting policies (cont.)

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the Untied States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The statements of cash flows classify changes in cash and cash equivalents (short-term, highly-liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing or financing activities. Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and commissions receivable.

The company places its cash and temporary cash investments with a financial institution which management considers being of high quality.

Automobile, furniture and computer equipment

Automobile, furniture and computer equipment are recorded at cost. Depreciation and amortization on furniture, equipment and leasehold improvements is provided utilizing the straight-line method for financial reporting purposes at rates based on the following estimated useful live:

	Years
Automobile	5
Furniture & equipment	5-7
Computer and printer	5

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Private Asset Advisors, Inc.
Notes to Financial Statements
For the Fifteen months ended March 31, 2003

1. Summary of significant Accounting policies (cont.)

Income Taxes

The company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes the stockholder of an S Corporation is taxed on the proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

2. Receivables

Amounts receivable consist of the following:

	3/31/03	12/31/02
Commissions	$161	$331
Advance to Shareholder	10,700	10,700
	$10,861	$11,031

3. Property and equipment

The cost of automobile, furniture and computer and printer are summarized by major classification as follows:

	3/31/03	12/31/03
Automobile	10,739	10,739
Furniture & Equipmnt	500	500
Computer & Printer	5,627	5,627
Total Assets	16,866	16,866
Less: Accum. Deprec	13,653	13,495
Automobile, furniture, and computer equipmnt - net	3,213	3,371

Private Asset Advisors, Inc.
Notes to Financial Statements
For the Fifteen months ended March 31, 2003

4. Net Capital requirements

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (15C3-1) and the requirements of the securities exchanges of which it is a member. Its aggregate indebtedness standard requires the maintenance of a minimum net capital and that the ration of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. Because the Company is a broker dealer that does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry amounts of, or for customers, it is required to maintain net capital of not less that $5,000. At March 31, 2003, the Company had excess net capital of $5,881.08. Please note Exhibit A & B on the following pages which represent the monthly computation of net capital. We noted no material difference during the course of our audit.

5. Off-balance sheet risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill it's contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Material Inadequacies

The company has no material inadequacies as of the date of our audit, June 15, 2003.

Private Asset Advisors, Inc.
Balance Sheet and
Net Capital Computation
For the Year ended
31-Dec-02

EXHIBIT A

	January	February	March	April	May	June	July	August	September	October	November	December
Assets												
Allowable												
Cash	$ 11,615.88	$ 9,460.66	$ 7,640.14	$ 3,251.06	$ 20,506.62	$ 10,521.87	$ 9,756.36	$ 15,213.95	$ 21,227.90	$ 13,509.21	$ 11,472.26	$ 10,815.32
Commission Receivable	$ 420.00	$ -	$ 26,400.00	$ 26,400.00	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 330.89
Total Allowable Assets	$ 12,035.88	$ 9,460.66	$ 34,040.14	$ 29,651.06	$ 20,506.62	$ 10,521.87	$ 9,756.36	$ 15,213.95	$ 21,227.90	$ 13,509.21	$ 11,472.26	$ 11,146.21
Non-Allowable												
Advance to Officers	$ 10,700.00	$ 10,700.00	$ 10,700.00	$ 10,700.00	$ 10,700.00	$ 10,700.00	$ 10,700.00	$ 10,700.00	$ 10,700.00	$ 10,700.00	$ 10,700.00	$ 10,700.00
Due from Affiliate	$ 360.95	$ 360.95	$ 360.95	$ 360.95	$ 360.95	$ 360.95	$ 360.95	$ 360.95	$ 360.95	$ 360.95	$ 360.95	$ 360.95
Property & Equipment (net)	$ 3,950.84	$ 3,898.13	$ 3,845.42	$ 3,792.71	$ 3,740.00	$ 3,687.29	$ 3,634.58	$ 3,581.87	$ 3,529.16	$ 3,476.45	$ 3,423.74	$ 3,371.03
Total Non-Allowable Assets	$ 15,011.79	$ 14,959.08	$ 14,906.37	$ 14,853.66	$ 14,800.95	$ 14,748.24	$ 14,695.53	$ 14,642.82	$ 14,590.11	$ 14,537.40	$ 14,484.69	$ 14,431.98
Total Assets	$ 27,047.67	$ 24,419.74	$ 48,946.51	$ 44,504.72	$ 35,307.57	$ 25,270.11	$ 24,451.89	$ 29,856.77	$ 35,818.01	$ 28,046.61	$ 25,956.95	$ 25,578.19
Liabilities and Net Worth												
Aggregate Indebtedness												
Total Liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 339.00
Net Worth												
Total Capital	$ 27,047.67	$ 24,419.74	$ 48,946.51	$ 44,504.72	$ 35,307.57	$ 25,270.11	$ 24,451.89	$ 29,856.77	$ 35,818.01	$ 28,046.61	$ 25,956.95	$ 25,239.19
Total Liabilities and Net Worth	$ 27,047.67	$ 24,419.74	$ 48,946.51	$ 44,504.72	$ 35,307.57	$ 25,270.11	$ 24,451.89	$ 29,856.77	$ 35,818.01	$ 28,046.61	$ 25,956.95	$ 25,578.19
Net Capital Computation												
Net Worth	$ 27,047.67	$ 24,419.74	$ 48,946.51	$ 44,504.72	$ 35,307.57	$ 25,270.11	$ 24,451.89	$ 29,856.77	$ 35,818.01	$ 28,046.61	$ 25,956.95	$ 25,239.19
Less Non-Allowable Assets	$ 15,011.79	$ 14,959.08	$ 14,906.37	$ 14,853.66	$ 14,800.95	$ 14,748.24	$ 14,695.53	$ 14,642.82	$ 14,590.11	$ 14,537.40	$ 14,484.69	$ 14,431.98
Net Capital	$ 12,035.88	$ 9,460.66	$ 34,040.14	$ 29,651.06	$ 20,506.62	$ 10,521.87	$ 9,756.36	$ 15,213.95	$ 21,227.90	$ 13,509.21	$ 11,472.26	$ 10,807.21
Minimum Capital Requirement	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00
Excess Net Capital	$ 7,035.88	$ 4,460.66	$ 29,040.14	$ 24,651.06	$ 15,506.62	$ 5,521.87	$ 4,756.36	$ 10,213.95	$ 16,227.90	$ 8,509.21	$ 6,472.26	$ 5,807.21

Private Asset Advisors, Inc.
Balance Sheet and
Net Capital Computation
For the Three Months ended
31-Mar-03

EXHIBIT B

	January	February	March
Assets			
Allowable			
Cash	$ 10,120.04	$ 10,572.09	$ 10,864.21
Commission Receivable	$ 330.89	$ 10.97	$ 160.87
Total Allowable Assets	$ 10,450.93	$ 10,583.06	$ 11,025.08
Non-Allowable			
Advance to Officers	$ 10,700.00	$ 10,700.00	$ 10,700.00
Due from Affiliate	$ 360.95	$ 360.95	$ 360.95
Property & Equipment (net)	$ 3,318.32	$ 3,265.61	$ 3,212.90
Total Non-Allowable Assets	$ 14,379.27	$ 14,326.56	$ 14,273.85
Total Assets	$ 24,830.20	$ 24,909.62	$ 25,298.93
Liabilities and Net Worth			
Aggregate Indebtedness			
Total Liabilities	$ -	$ -	$ 144.00
Net Worth			
Total Capital	$ 24,830.20	$ 24,909.62	$ 25,154.93
Total Liabilities and Net Worth	$ 24,830.20	$ 24,909.62	$ 25,298.93
Net Capital Computation			
Net Worth	$ 24,830.20	$ 24,909.62	$ 25,154.93
Less Non-Allowable Assets	$ 14,379.27	$ 14,326.56	$ 14,273.85
Net Capital	$ 10,450.93	$ 10,583.06	$ 10,881.08
Minimum Capital Requirement	$ 5,000.00	$ 5,000.00	$ 5,000.00
Excess Net Capital	$ 5,450.93	$ 5,583.06	$ 5,881.08

SUPPLEMENTARY INFORMATION

Wittock & Associates, P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
Private Asset Advisors, Inc.
Naples, Florida

Our report on our audit of the basic financial statements of Private Asset Advisors, Inc. for March 31, 2003 and December 31, 2002 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting schedule of general and administrative expenses are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wittock & Associates, P.A.

Wittock & Associates, P.A.

June 15, 2003

Horseshoe Professional Park • 2770 South Horseshoe Drive • Suite 7 • Naples, Florida 34104
(239) 434-5818 (800) 434-4279 Fax (239) 434-5891

Private Asset Advisors, Inc.

Supporting Schedule of General and Administrative Expenses

	For the 3 months ending March 31, 2003	For the 12 months ending December 31, 2002
General and Administrative expenses:		
Accounting	$1,233	$6,180
Casual Labor	---	1,305
Depreciation	158	632
Dues and subscriptions	--	2,147
Insurance	--	384
Education	--	2,800
Office Supplies and postage	379	998
Taxes and licenses	--	--
Total general and administrative expenses	$1,770	$14,446